

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2020

Mark Harmsworth
Chief Financial Officer
HCI Group, Inc.
5300 West Cypress Street, Suite 100
Tampa, FL 33607

> **Re: HCI Group, Inc.**
> **Form 10-K filed March 6, 2020**
> **File No. 001-34126**

Dear Mr. Harmsworth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

December 31, 2019 Form 10-K

Limited Partnership Interests, page 50

1. We note your disclosure that you have no influence over partnership operating and financial policies and that you use the equity method to account for these investments. We also note your disclosure of your ownership percentages of certain limited partnerships was between 0.18% and 2.24% on page 59. Please tell us the accounting guidance that supports accounting for these investments using the equity method. Please tell us specifically how you considered the guidance in ASC 323-30-S99 and ASC 970-323-25-6 which appears to indicate that the equity method is not appropriate if an interest is so minor that you have virtually no influence over partnership operating and financial policies.

c) Limited Partnership Investments, page 59

2. We note your disclosure that you recognize your share of earnings or losses based on the respective limited partnership's statement of income. We also note your disclosure that

the limited partnerships had a net loss of $112 million during 2019 but that you recognized income of $1.2 million during 2019. Please tell us and revise future filings to explain why you recognized income when the limited partnerships recognized losses.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance